

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

March 3, 2010

R. Scott Horner
Executive Vice President and Chief Financial Officer
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, NJ 08054

      **Re: Sterling Banks, Inc.
             Item 4.02 Form 8-K
             Filed January 21, 2010
             File No. 333-133649**

Dear Mr. Horner:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                             Sincerely,

                             Lindsay Bryan
                             Staff Accountant